

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Kirk Blosch
President
Outdoor Specialty Products, Inc.
3842 Quail Hollow Drive
Salt Lake City, Utah 84109

> **Re: Outdoor Specialty Products, Inc.**
> **Registration Statement on Form 10**
> **File No. 000-56301**
> **Filed July 28, 2021**

Dear Mr. Blosch:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Manufacturing


cc: Ronald N. Vance